Exhibit 21.1

Subsidiaries of Audience, Inc.

Entity Name	Jurisdiction/State of Incorporation
Audience China Ltd. Co.	China
Audience Communications Systems India Private Limited	India
Audience Communications Systems Singapore Pte. Ltd.	Singapore
Audience International, Inc.	Cayman Islands
Audience Korea Yuhan Hoesa	South Korea
Audience Manufacturing Services, Inc.	Cayman Islands
Audience Sales and Support, Inc.	Cayman Islands
Audience Singapore Pte. Ltd.	Singapore
Sensor Platforms, Inc.	Delaware